Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 001-36874

CONFIDENTIAL

On August 5, 2019, the following letter was distributed to employees of New Media Investment Group Inc.:

TO:	All Ventures Employees
FROM:	Mike Reed and Jason Taylor
DATE:	August 5, 2019
SUBJECT:	New Media acquisition of Gannett

We are excited to announce today that New Media Investment Group Inc., the public company parent of GateHouse Media, has signed an agreement to purchase Gannett, Co., Inc. On closing, both the public and operating companies will be called Gannett. Mike Reed will become Chairman and CEO of the combined public company; Gannett’s newly named CEO, Paul Bascobert, will serve as CEO of the operating company upon closing.

We are incredibly proud of this team’s commitment to the central values of our company, community leadership and support for our newsrooms. Community and high quality, local journalism will remain at our core. The Gannett acquisition positions us as the leader in community journalism in the United States. In addition, we believe that together, we are well-positioned to address the profound changes our industry has faced in media consumption habits and advertising spend.

Gannett brings a long and storied history of creating award-winning content across its more than 100 local brands, including The Arizona Republic, the Detroit Free Press, and the Milwaukee Journal Sentinel. Like GateHouse, Gannett is committed to journalism with impact; its news teams have recently been recognized nationally with prestigious George Polk and Scripps Howard awards, as well as several Edward R. Murrow awards for broadcast and digital journalism. In 2018, Gannett received three Pulitzers – for explanatory journalism, local reporting and editorial writing. USA TODAY, the company’s national news brand, has been an industry innovator since its 1982 launch. Together, the company’s local and national brands reach more than 125M readers across digital platforms each month.

The combined scale of our trusted brands creates a major national platform; our company will become a top five digital media player, as measured by ComScore. And, we will have access to the revenue diversification investments and best practices of each company to accelerate our transition to a sustainable product and revenue model. As examples, the combined strength of the ReachLocal, Wordstream and UpCurve technology and Google relationships will solidify our position as a significant SMB partner, affording opportunities for education, support and further growth. GateHouse Live will be able to accelerate its growth through the combined company’s expanded market reach and Gannett, named one of the most innovative companies in AR/VR by Fast Company, can share its expertise with us.

This transaction is subject to regulatory review, which we anticipate will take several months. While there are legal restrictions on what we can plan for and discuss during this period, we will do our best to provide you with regular updates on the process.

Shortly, you will receive an invitation to an all-employee call for later today, August 5th, at 1pm ET. We hope you will join!

We are excited to leverage the combined strength and resources of GateHouse and Gannett!

Thanks,
Mike & Jason

CONFIDENTIAL

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect New Media’s and Gannett’s current views regarding, among other things, the proposed transaction between New Media and Gannett, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim,” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s and Gannett’s respective management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Neither New Media nor Gannett can give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•
the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media and Gannett in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media and Gannett expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of New Media and Gannett are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com and Gannett’s website, www.gannett.com.

Participants in Solicitation

New Media and Gannett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of New Media common stock and holders of shares of Gannett common stock in respect of the proposed transaction. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.